SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                              TAT Technologies Ltd.

6-K Items

     1.   TAT Technologies Ltd. appoints new members to the Board of Directors.

                                                                          ITEM 1

         Reported on January 30, 2008

         As a result of the change in control of TAT Technologies Ltd. (the "Company") that took place in December 2007, the following persons have been appointed to serve as directors of the Company until the next annual shareholders' meeting: Giora Inbar, Mordechai Bones, Shimon Barkama, Amiram Eliasaf, Golan Kashi, Dr. Avraham Ortal, Eran Saar and Daniela Yaron-Zoller.

         Mr. Inbar will serve as the chairman of the Board of Directors. Ms. Yaron-Zoller and Messrs. Inbar, Kashi, Saar and Dr. Ortal will serve as directors of the Company's parent company, TAT Industries Ltd., as well. Mr. Inbar and Dr. Ortal will also serve as directors of the Company's subsidiary, Limco-Piedmont Inc.

         The following directors will continue to serve on the Company's Board of Directors: Dr. Meir Dvir, Michael Shevi and Rami Daniel. Messrs. Shevi and Daniel are the Company's outside directors with terms of service that will terminate on June 10, 2010 or until their successors are elected and qualified.

         The following directors have resigned from the Company's Board of Directors as a result of the change in control: Shlomo Ostersetzer, Dov Zeelim, Yaacov Fish, Ishay Davidi, Gillon Beck, Yechiel Gutman and Yael Rosenberg.

         Set forth below is information about each of the new directors, including age, principal occupation, business history and other directorships held.

         Brigadier General (Res.) Giora Inbar (52) currently serves as the chairman of the board of Ishal Amelet Investments(1995) Ltd., our controlling shareholder and as the chief executive officer of Kaman Holdings Ltd., the parent of Ishal Amelet. Brigadier General (Res.) Inbar served as the Division Commander of the Northern Command of the Israeli Defense Forces from 1995 through 1998. During the 25 years of his service, he also served as a commander of special operations units. Brigadier General (Res.) Inbar as chairman of the board of a number of companies in the Kaman Group. Brigadier General (Res.) Inbar holds a B.A. and an MBA from Haifa University and is also a graduate of the US Army War College.

         Mordechai Bones (65) currently serves as the president of IAII USA. Mr. Bones holds a B.Sc. in Aeronautics and Space Engineering from the Israeli Institute of Technology, the Technion.

         Shimon Barkama (54) currently serves as joint chief executive officer of Faragon Marketing and Systems Ltd. Mr. Barkama holds a B.Sc. in Aeronautics and Space Engineering from the Technion.

         Brigadier General (Res.) Amiram Eliasaf (58) currently serves as the chief executive officer of ETC Gold. Brigadier General (Res.) Amiram Eliasaf served as the Commander of two Israeli Air Force bases from January 1989 through July 1992. During his service, he also served as a fighter pilot while holding various command positions. Brigadier General (Res.) Eliasaf holds a B.A.
degree in History and Psychology from Bar-Ilan University and an M.A. degree in Public Administration from Harvard University.

         Golan Kashi (36) currently serves as executive vice president of Mofet Holdings Ltd. Previously Mr. Kashi served as a legal counsel of Gmul Investments Co. and as an associate with Rabed, Margizo, Benkel and Associates, a Tel Aviv law firm. Mr. Kashi holds a B.A. degree in Accounting from Tel Aviv University, and L.L.B and L.L.M degrees in Law from Tel Aviv University.

         Dr. Avraham Ortal (41) currently serves as the chief executive officer of Mofet Holdings Ltd., a subsidiary of Kaman Holdings Ltd., our controlling shareholder, and as the vice president of Kaman Holdings Ltd., and is responsible for all of its international operations. Previously, Dr. Ortal was as a partner in the law firm of Zellermayer, Pelossof & Co. of Tel Aviv, Israel. While at Zellermayer, Pelossof & Co., Dr. Ortal specialized in international business and finance transactions. Prior to joining the Zellermayer firm, Dr. Ortal was employed as an associate with the New York law firm of Davis Polk & Wardell and as an Adjunct Lecturer (Mergers & Acquisitions) at the Duke University School of Law. Dr. Ortal holds an LL.B. degree from the College of Management, an L.L.M. degree from Duke University School of Law and an S.J.D. degree from Duke University.

         Eran Saar (35) currently serves as chief executive officer of Isal Amlat Investments Ltd. and as chief financial officer of Kaman Holdings Ltd. Previously, Mr. Saar served as the deputy director of the corporate finance department of the Israeli Securities Authority. Mr. Saar serves as a director of seven subsidiaries of Kaman Holdings Ltd. Mr. Saar holds a B.A. degree in Law and Accounting and an MBA degree from the Hebrew University in Jerusalem.

         Daniela Yaron-Zoller (42) currently serves as a director of the strategic customer division of NESS Technologies Ltd. Ms. Yaron-Zoller serves as a board member of Mekorot Water Company Ltd. and of several subsidiaries of Kaman Holdings Ltd. Ms. Yaron-Zoller holds a B.A. degree in Law from the University of Tel Aviv.


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                           By: /s/Israel Ofen
                                               --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: January 30, 2008